Joshua A. Kaufman	VIA EDGAR
+1 212 479 6495
josh.kaufman@cooley.com

September 5, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Frank Wyman

Mary Mast

Re:                             Zealand Pharma A/S

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed March 15, 2019

File No. 001-38178

Ladies and Gentlemen:

On behalf of our client, Zealand Pharma A/S (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 21, 2019 (the “Comment Letter”), relating to the above referenced Annual Report on Form 20-F (the “Form 20-F”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company is filing on the date hereof an amendment to the Form 20-F (the “Form 20-F/A”) with this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Form 20-F for the Fiscal Years Ended December 31, 2018

Exhibits 12, page 1

1.                                      Please amend your filing to include revised certifications in Exhibits 12.1 and 12.2 that reference internal control over financial reporting in the introductory language in paragraph 4 and paragraph 4b. Refer to instructions to Item 19 of Form 20-F.

Response:                                        In response to the Staff’s comment, the Company has filed the Form 20-F/A to include revised certifications in Exhibits 12.1 and 12.2.

Form 6-K filed March 8, 2019

Exhibit 99.1(a)

Notes to the Consolidated Financial Statements

Note 2-Revenue

Accounting for the Boehringer Ingelheim License Agreements, page 65

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2.                                      Where you discuss double-digit percentages for royalties with respect to your license agreement with BI, please revise your description of the royalty rates in future filings to be more precise by providing a range that does not exceed ten percentage points.

Response:                                        The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings in which it discusses percentages for royalties with respect to its license agreement with BI, it will revise its description of the royalty rates to be more precise by providing a range that does not exceed ten percentage points.

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Please direct any questions or comments concerning the Form 20-F or this response letter to either the undersigned at +1 212 479 6495 or Marc A. Recht at +1 617 937 2316.

Sincerely,

/s/ Joshua A. Kaufman
Joshua A. Kaufman

cc:                                Emmanuel Dulac, Zealand Pharma A/S

Ravinder Singh Chahil, Zealand Pharma A/S

Marc A. Recht, Cooley LLP